Exhibit 4

URL: http://trade.phb168.com/list3245/236915.htm

China Rankings - China’s Paper-based Media Rankings
in Lighting Industry 2011

Along with the fast development of social economy, the mass media has fallen short of needs of the industries and enterprises. A special type of media serving the industries and enterprises--industrial media has emerged and become a key carrier for industrial and corporate promotion.

In recent years, the fast-growing China’s lighting industry has a lot of excellent industrial paper-based media that give deep investigations for and cover the lighting industry, geared to the needs of the enterprises based on the industry, greatly promoting the progress and development of China’s lighting industry. As the industry enters a key new stage, it is very necessary to make rankings for the paper-based media in lighting industry.

From this year, China Rankings Net (www.phb168.com) has cooperated with China Listed Company Development Center and China Economic Research Institute for Rankings in launching the first “China Rankings-China’s Paper-based Media Rankings in Lighting Industry 2011”, which is obtained based on the systematization for excellent paper-based media in the lighting industry and their circulations, advertising revenue, number of online readers and coverage in 2010.

The rankings help the enterprises and entrepreneurs fully keep abreast of the development of Chinese well-known paper-based media in lighting industry as well as help the investors find the investment opportunities in the industry and make proper investments.

NO.1 Guzhen Lighting Weekly
Circulation: over 270,000 copies
Advertising revenue: RMB32 million per year
Number of online visitors: approximately 150,000 person-time
Coverage: provincial capitals, cities, counties, some towns in China

NO.2 China Lighting
Circulation: over 60,000 copies
Advertising revenue: RMB8.23 million per year
Number of online visitors: approximately 38,000 person-time
Coverage: some provincial capitals and cities in China

NO.3 Lighting Weekly
Circulation: over 40,000 copies
Advertising revenue: RMB4.57 million per year
Number of online visitors: approximately 21,000 person-time
Coverage: some provincial capitals in China

NO.4 World Lighting Times
Circulation: over 30,000 copies
Advertising revenue: RMB2.74 million per year
Number of online visitors: approximately 13,000 person-time
Coverage: some provincial capitals and cities in China

NO.5 China Lighting Industry Weekly
Circulation: over 25,000 copies
Advertising revenue: RMB1.83 million per year
Number of online visitors: approximately 9,000 person-time
Coverage: some cities in China

Analysis on Competition of Key Paper-based Media in Lighting Industry

Media Comparative Items	Guzhen Lighting Weekly	China Lighting	Lighting Weekly	World Lighting Times	China Lighting Industry Weekly
Inception time	May 22nd, 2002	Nov, 2003	Feb 25th, 2008	Feb 25th, 2008	Jun, 2007
Circulation (number of online visitors)	over 270,000 copies (approximately 150,000 person-time)	over 60,000 copies (approximately 38,000 person-time)	over 40,000 copies (approximately 21,000 person-time)	over 30,000 copies (approximately 13,000 person-time)	over25,000 copies (approximately 9,000 person-time)
Employees	78	38	25	20	18
Coverage	provincial capitals, cities, counties, some towns in China	some provincial capitals and cities in China	some provincial capitals in China	some provincial capitals and cities in China	some cities in China
Advertising revenue	RMB32 million/year	RMB8.23 million/year	RMB4.57 million/year	RMB2.74 million/year	RMB1.83 million/year
Distribution mode	post office, self-distribution network	self-distribution network	post office, self-distribution network	self-distribution network	self-distribution network
Service network	52	25	15	12	10
Advertising price	RMB100,000/page	RMB25,000/page	RMB20,000/page	RMB15,000/page	RMB12,000/page
Distribution target	domestic lighting manufacturers, dealers, accessory providers	domestic lighting manufacturers, dealers in provincial capitals	domestic lighting manufacturers	domestic lighting manufacturers	domestic lighting manufacturers
Comprehensive ranking in the industry	1	2	3	4	5

Statistics Time: As of Dec 31, 2010